Exhibit 99.1

KIDOZ Inc.

Pacific Centre,

Suite 1500, 701 West Georgia Street

Vancouver BC V7Y 1C6

Canada

Ph: +1 888-374-2163

Fax: +1 604-694-0301

Kidoz Inc. Announces Revenue of US$2,479,175 in Q2 2024

Vancouver, B.C. Canada, August 20, 2024 – Kidoz Inc. (TSXV:KIDZ) (the “Company”), mobile AdTech developer and owner of the market-leading Kidoz Contextual Ad Network (www.kidoz.net), the Kidoz Publisher SDK and the Kidoz COPPA Privacy Shield, announced today its unaudited condensed interim consolidated financial results for the quarter ended June 30, 2024. All amounts are presented in United States dollars and are in accordance with United States Generally Accepted Accounting Principles.

Financial highlights Q2 2024 include:

●	Total Revenue of $2,479,175 an increase of 38% compared to Q1 2024 Total Revenue of $1,793,071
●	Direct Ad Tech Advertising Revenue of $2,335,283 an increase of 38% compared to Q1 2024 Direct Ad Tech Advertising Revenue of $1,695,140.
●	Programmatic Ad Tech Advertising Revenue of $123,074, an increase of 56% compared to Q1 2024 Programmatic Advertising Revenue of $78,715.
●	Sales and Marketing expenditure of $306,747, from $327,523 in Q1 2024
●	Non-Capitalized R&D expenditures of $817,956, an increase of 8% from $755,245 in Q1 2024.
●	Net loss after tax of ($385,650), an improvement of 46% compared to a net loss after tax ($719,583), in Q1 2024.
●	Adjusted EBITDA of ($236,815) compared to Adjusted EBITDA of ($543,289) in Q1 2024.
●	Cash of $729,829 and working capital of $2,461,257 as at June 30, 2024, compared to cash of $1,469,224 and working capital of $3,220,646 as at December 31, 2023.
●	Free Cash Flow in Q2 2024 of ($742,642) compared to Free Cash Flow of ($959,506) in the prior year.
●	Current ratio of 2.39, a positive increase compared to current ratio of 2.2 in Q1 2024.

For full details of the Company’s operations and financial results, please refer to the Securities and Exchange Commission website at www.sec.gov or the Kidoz Inc. corporate website at https://investor.kidoz.net or the www.sedarplus.com website.

“Kidoz saw strong growth during most of the quarter as advertisers made investments to grow awareness within Generation Alpha,” stated Jason Williams, Kidoz CEO. “Generation Alpha are those born between 2010 and 2022 who are the most technically savvy of all generations as they’ve never known a world without smart phones. Analysts believe that Generation Alpha will become the world’s richest and most powerful group of consumers to date and brands looking to build awareness and a clear identity with this young consumer group are doing so with Kidoz. Many brands over the past 5 years have been completely focused on Generation Z and social media, but this pillar of digital marketing is intensely competitive. With thousands of brands competing for attention on social media platforms, a single user session is packed with fifty or more ad spots targeting Generation Z. In contrast, in-app media has only five ads per user session which creates an excellent opportunity for advertisers to reach Generation Alpha as they age up,” continued Williams.

“Kidoz is the market leader for reaching this next generation of valuable consumers. While today it is mostly toy and entertainment brands that are investing in reaching Generation Alpha, management believes that many opportunities exist for a variety of brands across a number of segments. Kidoz is increasing direct relationships with advertiser brands which is resulting in increased trust and increased spend as we are able to show the unique capabilities of the Kidoz platform. However, given the small number of buyers currently targeting Generation Alpha there is always a risk that concentrated buyers will shift spending patterns that will create spots of weakness for Kidoz. While the second quarter of 2024 was strong for the majority of the time, the end of the quarter was slow which has continued into the summer months. The Company usually secures only 25% of revenue in H1 with 75% to follow in H2. With H2 starting more slowly than previous years, advertising demand becomes pent up and we believe the largest fourth quarter in Company history lies ahead in 2024. With these strong market forces combined with the recent approval of COPPA 2.0 by the US Senate, management believes that Kidoz will outperform its competitors to further strengthen its market position for the years ahead.

CAUTION REGARDING NON-GAAP FINANCIAL MEASURES

This press release refers to “Adjusted EBITDA” which is a non-GAAP financial measure that does not have a standardized meaning prescribed by GAAP. Adjusted EBITDA is not presented in accordance with, or as an alternative to, GAAP financial measures and may be different from non-GAAP measures used by other companies. These non-GAAP measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”). We encourage investors to review the GAAP financial measures included in the last Quarterly Form 6-K, including our unaudited consolidated financial statements, to aid in their analysis and understanding of our performance and in making comparisons.

We use Adjusted EBITDA internally to evaluate our performance and make financial and operational decisions that are presented in a manner that adjusts from their equivalent GAAP measures or that supplement the information provided by our GAAP measures. Adjusted EBITDA is defined by us as EBITDA (net income (loss) plus depreciation expense, amortization expense, interest, stock-based compensation and impairment of goodwill), further adjusted to exclude certain non-cash expenses and other adjustments. We use Adjusted EBITDA because we believe it more clearly highlights business trends that may not otherwise be apparent when relying solely on GAAP financial measures, since Adjusted EBITDA eliminates from our results specific financial items that have less bearing on our core operating performance.

Our Adjusted EBITDA is reconciled as follows:

	Six Months ended June 30, 2024	Six Months ended June 30, 2023	Three Months ended June 30, 2024	Three Months ended June 30, 2023

Loss after tax	$(1,105,233)	$(1,576,028)	$(385,650)	$(509,416)
Less :
Depreciation and amortization	153,489	278,979	45,437	139,692
Income tax (recovery) expense	(919)	-	(919)	-
Interest and other income	(10)	(12)	(4)	(7)
Stock awareness program	-	37,106	-	18,614
Stock-based compensation	172,570	248,321	104,321	136,347
Gain on derivative liability – warrants	-	(51)	-	-
Adjusted EBITDA	$(780,103)	$(1,011,685)	$(236,815)	$(214,770)

For full details of the Company’s operations and financial results, please refer to the Securities and Exchange Commission website at www.sec.gov or the Kidoz Inc. corporate website at https://investor.kidoz.net or on the https://www.sedarplus.com website.

About Kidoz Inc.

Kidoz Inc. (TSXV:KIDZ) (www.kidoz.net) mission is to keep children safe in the complex digital advertising ecosystem. Kidoz has built the leading COPPA & GDPR compliant contextual mobile advertising network that safely reaches hundreds of millions of kids, teens, and families every month. Google certified, and Apple approved, Kidoz provides an essential suite of advertising technology that unites brands, content publishers and families. Trusted by Mattel, LEGO, Disney, Kraft, and more, the Kidoz Contextual Ad Network helps the world’s largest brands to safely reach and engage kids across thousands of mobile apps, websites and video channels. The Kidoz network does not use location or PII data tracking commonly used in digital advertising. Instead, Kidoz has developed advanced contextual targeting tools to enable brands to reach their ideal customers with complete brand safety. A focused AdTech solution provider, the Kidoz SDK and Kidoz COPPA Shield have become essential products in the digital advertising ecosystem.

Prado Inc. (www.prado.co), a separate but fully owned subsidiary of Kidoz Inc., is based on the Kidoz technology and provides a mobile SSP (Supply-side Platform), DSP (Demand-side Platform) and Ad Exchange platform to brand advertisers across a variety of industries. Employing a contextual targeting approach within the in-app universe, Prado can achieve high impact results for brand partners within this powerful media inventory.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future success of the company. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission. Specifically, readers should read the Company’s Annual Report on Form 20-F, filed with the SEC and the Annual Financial Statements and Management Discussion & Analysis filed on SEDAR on April 25, 2024, and the prospectus filed under Rule 424(b) of the Securities Act on March 9, 2005 and the SB2 filed July 17, 2007, and the TSX Venture Exchange Listing Application for Common Shares filed on June 29, 2015 on SEDAR, for a more thorough discussion of the Company’s financial position and results of operations, together with a detailed discussion of the risk factors involved in an investment in Kidoz Inc.

For more information contact:

Henry Bromley

CFO

ir@kidoz.net

(888) 374-2163